Stradley Ronon Stevens & Young, LLP

2005 Market Street, Suite 2600

Philadelphia, PA 19103

215.564.8000

www.stradley.com

Michael P. O’Hare

(215) 564-8198

mohare@stradley.com

December 23, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention: Sally Samuel

Re:	Strategy Shares (“Registrant” or “Trust”) File Nos. 333-170750; 811-22497

Dear Ms. Samuel:

On behalf of the Registrant, below are responses to the comments you provided to us telephonically on December 20, 2021, with regard to Post-Effective Amendment No. 84 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 87 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A (Accession No. 0001580642-21-005831), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 13, 2021 (the “Amendment”), relating to the registration of Strategy Shares Nasdaq 5HANDL™ Index ETF (the “Fund”), a new series of the Registrant.

The Registrant will file an additional post-effective amendment to the Trust’s Registration Statement pursuant to 1933 Act Rule 485(b) that will reflect the changes to the Fund’s prospectus and Statement of Additional Information (the “SAI”) made in response to your comments as described in this letter.

Below we have provided your comments (in bold) and the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

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1.	Comment: Please update the series/class identifier on EDGAR to reflect the ticker symbol.

Response: The Registrant confirms that the Fund’s EDGAR page will be updated with the Fund’s ticker symbol.

2.	Comment: In the portfolio turnover section, please revise the last sentence to reflect the fiscal period beginning with the Fund’s commencement of operations and the April 30, 2022 fiscal year end.

Response: The Registrant has made the requested change.

3.	Comment: The 4th paragraph of the principal investment strategy states that the “Core Portfolio is rebalanced monthly to weight the Core Portfolio in accordance with the Index’s methodology.” Please revise the disclosure provide a more detailed description of how the weighting methodology works.

Response: The Registrant has made the requested change.

4.	Comment: The 5th paragraph of the principal investment strategy appears to indicate that the ETFs in each asset class can invest in junk bonds; however, junk bonds are only specifically referenced with respect to the high yield asset class. Please update the disclosure to clarify the extent to which the fund may indirectly invest in junk bonds, and whether each asset class, including but not limited to the high yield asset class, may consist of junk bonds and to what extent.

Response: The Registrant has made the requested changes.

5.	Comment: The 5th paragraph of the principal investment strategy duplicates the disclosure of the 7th paragraph regarding when the Explore Portfolio is rebalanced. Please delete one and, additionally, revert to the old disclosure regarding the Index’s weighting methodology for the Explore portfolio.

Response: The Registrant has made the requested changes.

* * *

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number or Shawn Hendricks at 215-564-8778.

Very truly yours,

/s/ Michael P. O’Hare

Michael P. O’Hare

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